Filed by Monterey Capital Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Monterey Capital Acquisition Corporation

Commission File No. 001-41389

Date: January 31, 2023

ConnectM Expands Presence in Florida with Acquisition of Florida Solar Products Inc.

Marlborough, MA, January 31, 2023 -- ConnectM Technology Solutions, Inc. (“ConnectM” or the “Company”), a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and all-electric OEMs, today announced the acquisition of Florida Solar Products Inc., also known as Solar Energy Systems (“Solar Energy”), effective December 31, 2022.

With this acquisition, ConnectM adds an established leader in the solar space on the Treasure Coast in Florida, further enhancing the Company’s existing renewable and sustainable energy options. The acquisition of Solar Energy is complementary to ConnectM’s focus on heating and cooling for over 4,000 customers through Absolutely Cool Air, one of ConnectM’s existing portfolio companies, and offers significant synergies and cross-sell opportunities to become a single solution provider for all electrification and decarbonization needs. Together, the two companies will have a reach of greater than 13,000 customers and with the benefit of the Company’s technology and commercial scale, under the ConnectM umbrella, Solar Energy is expected to have the ability to further penetrate the Florida market and to expand its reach.

“The opportunity to add Solar Energy to our portfolio of renewable and sustainable energy solutions is truly unique as an already established player in the desirable Florida market,” stated Bhaskar Panigrahi, ConnectM’s Chief Executive Officer. “Established in 1979, Solar Energy has decades of brand equity as a respected brand making the company a perfect, complementary fit to our expanding portfolio.”

Solar Energy is one of the leaders in the state in solar technologies with over 9,000 customers, providing offerings to both residential and light commercial customers. The offerings include solar electric equipment as parts or complete installation packages, as well as service.

As previously announced on January 3, 2023, ConnectM signed a definitive business combination agreement with Monterey Capital Acquisition Corporation (Nasdaq: MCAC), a special purpose acquisition company, that will result in a newly combined company to be publicly listed if such transaction is consummated.

About ConnectM Technology Solutions, Inc.

ConnectM is a vertically integrated clean energy technology and solutions provider for buildings (residential and light commercial) and All-Electric OEMs with a proprietary platform to accelerate the transition to solar and all-electric heating, cooling and transportation. For more information, please visit: https://www.connectm.com/ and https://www.auraihome.com/

About Florida Solar Products Inc.

Solar Energy Systems is a division of Florida Solar Products, Inc. Founded in 1979, under the name of Solar Electric Systems, Solar Energy Systems is a State Certified Solar Contracting company, with its corporate office located in St. Lucie County, Florida. Recognized statewide as one of the leaders in solar technologies, the company has installed over 14,800+ systems in Florida and in the Bahamas. The company specializes in residential and commercial pool heating, domestic and commercial hot water systems, photovoltaic power systems, battery back-up power systems and solar powered attic ventilation systems. Solar Energy Systems is a member of the Better Business Bureau, the Chamber of Commerce, the Treasure Coast Builders Association, the Florida Spa and Pool Association, the Florida Solar Energy Industry Association, the Florida Solar Energy Research and Education Foundation, and The American Solar Energy Society. For more information, please visit: https://solarenergysystemsfl.com/.

About Monterey Capital Acquisition Corporation

MCAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, having raised net proceeds of $92,920,000 in its initial public offering in May 2022. MCAC is led by Chief Executive Officer and Chairman of the Board Bala Padmakumar, Executive Vice President and Director, Vivek Soni and Company's Chief Financial Officer Daniel Davis. For more information, please visit: https://montereycap.com/

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between MCAC and ConnectM (the “Business Combination”), MCAC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of MCAC’s common stock in connection with MCAC’s solicitation of proxies for the vote by MCAC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of MCAC to be issued in the Business Combination. MCAC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of MCAC as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and ConnectM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC’s stockholders in connection with the transaction. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC’s executive officers and directors in the solicitation by reading MCAC’s Form S-4, Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Merger when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger will be set forth in the Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of MCAC may include, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, MCAC's management. Actual results could differ materially from those contemplated by the forward-looking statements in this press release as a result of certain factors, including but not limited to: (i) conditions to the completion of the proposed business combination, including stockholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties; (iii) the effect of the announcement or pendency of the proposed business combination on ConnectM’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts ConnectM’s current plans and operations; (v) risks related to diverting management’s attention from ConnectM’s ongoing business operations; (vi) potential litigation that may be instituted against MCAC and/or ConnectM or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to ConnectM’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination; (viii) risks relating to the uncertainty of the projected financial information with respect to ConnectM or the combined company; (ix) the possibility that ConnectM may not achieve profitability, (x) the potential impact of an economic downturn on ConnectM’s sales, (xi) increased competition from both traditional energy companies as well as other renewable energy companies, (xii) failure by ConnectM to successfully integrate its recent acquisitions, (xiii) failure to ConnectM to identify or integrate potential future acquisitions necessary to maintain its growth projections, (xiv) the impact of increasingly adverse weather conditions and climate change, (xv) continuing and/or future supply chain disruptions, (xvi) product shortages, delays or price increases from ConnectM’s limited number of suppliers, (xvii) tax, compliance, market and other risks associated with ConnectM’s international expansion, (xviii) ConnectM’s failure to adequately protect its intellectual property from third party infringement claims, (xix) ConnectM’s failure to remain in compliance with its credit and loan agreements, including its ability to service its debt, (xx) the impact of rising interest rates on ConnectM’s debt service payments, (xxi) ConnectM’s ability to secure new equity and/or debt financing to fund its liquidity needs, (xxii) the impact of potential product liability claims, (xxii) changes to laws and regulations governing direct-to-home sales, (xxiii) changes to evolving laws and regulations regarding privacy and data security, (xxiv) failure by ConnectM to keep up with the industry’s rapid technological change, (xxv) the cost and management time of protecting ConnectM’s technology and intellectual property from unauthorized use by third parties, (xxvi) ConnectM’s ability to protect its technology and intellectual property from unauthorized use by third parties, (xxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination;; (xxviii) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xxix) such other factors as are set forth in MCAC’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its quarterly reports on Form 10-Q and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MCAC and ConnectM do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

MZ North America

(203) 741-8811

ConnectM@mzgroup.us